Exhibit 99.1

YANDEX N.V.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On February 4, 2024, Yandex N.V. (also referred as the “Company” or “YNV”), the Dutch parent company of the Yandex group (the “Yandex Group”), entered into a definitive agreement (“Purchase Agreement”) with a purchaser consortium (the “Purchaser”) to sell all of the Yandex Group's businesses in Russia and certain international markets (the “Disposition” or the “Transaction”). The total consideration for the sale is based on a valuation of RUB 475 billion and is subject to adjustments. The consideration will be payable in a combination of cash and Class A shares of YNV. At least 50% of the consideration will be paid in cash.

Under the terms of the Transaction, YNV will sell its entire interest in IJSC “Yandex”, an international joint stock company incorporated in Russia that holds all of the Yandex Group's assets and operations in Russia and certain international markets (the “Target”). Following the successful completion of the Transaction, YNV will hold no interest in the businesses in Russia. The businesses being sold represented more than 95% of the Yandex Group's consolidated revenues in the twelve months of 2023, and approximately 95% of the group's consolidated assets and employees as of the date hereof. YNV continues to hold the four international businesses described below (see Future of the YNV Group Post-Divestment), as well as the net cash proceeds of the sale. Following completion of the Transaction, YNV intends to introduce new branding and change the legal name of its company; the Target will continue to use the Yandex brand. YNV also intends to change its reporting currency to the US dollar in 2024.

The consideration will be paid in a combination of: (i) a cash equivalent of at least RUB 230 billion; and (ii) the transfer to YNV of up to approximately 176 million YNV Class A Shares (the “Consideration Shares”). The cash consideration will be paid in Chinese Yuan (CNH) outside of Russia.

The Transaction will be implemented in two closings. The first closing occurred on May 17, 2024 (“First Closing”) when YNV sold a controlling stake of 68% of common shares in the Target to the Purchaser for consideration consisting of a combination of the cash equivalent of RUB 229.9 billion and 67.6 million YNV Class A shares.

At the second closing, the Purchaser will pay for the remaining stake of the Target in a combination of YNV Class A shares and cash (“Second Closing”). The Second Closing is expected to occur within approximately seven weeks following the First Closing (in the first half of July). Although YNV has negotiated contractual protections with a view to ensuring that the second closing occurs, YNV can provide no assurance in this regard. International or Russian legislative, regulatory or sanctions developments could prevent the parties from effecting the second closing. Moreover, in the event that the purchaser breaches its obligations to effect the second closing, YNV would have contractual rights to seek recourse but may be unable to obtain specific performance or other injunctive relief, and may not be able to obtain cash compensation in a sufficient amount or at all.

The Transaction is considered a significant disposition for purposes of Item 2.01 of Form 8-K. As a result, the Company prepared the accompanying unaudited pro forma condensed consolidated financial statements in accordance with Article 11 of Regulation S-X. Such unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 give effect to the Disposition as if it had occurred on January 1, 2021 and give effect to both the First and Second Closings. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2023 gives effect to the Disposition as if it had occurred on December 31, 2023 and gives effect to both the First and Second Closings.

The pro forma information is not necessarily indicative of the financial position or results of operations of future periods or indicative of results that would have actually occurred had the Transaction been completed as of the date of, or as of the beginning of the periods presented.

The unaudited pro forma consolidated financial statements have been derived from historical consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented based upon information currently available and certain assumptions the Company believes are reasonable.

The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical audited consolidated financial statements of YNV for the years ended December 31, 2023, 2022 and 2021 contained in its Annual Report on Form 20-F.

In connection with the closing of the Transaction, YNV entered into a transition services agreement with the Target to ensure the complete separation and continuity of both the divested and retained businesses. These services include information, financial reporting, treasury, hosting and training services. The total expenses payable by the Company and the retained businesses will not exceed $500,000. Such arrangements will terminate in May 2024. As there is no continuing impact on the Company’s results of operations from these transition services, no pro forma adjustments were made to the consolidated statements of operations set forth herein.

Future of the YNV Group Post-Divestment

Following completion of the Disposition, YNV retains a portfolio of international businesses and other non-Russian assets, including four early-stage technology businesses and other assets:

●	Nebius AI, an AI cloud platform that is one of the largest providers of GPU capacity in Europe;
●	Toloka AI, a data solutions partner for Generative AI and Large Language Model development;
●	Avride, a leading developer of self-driving technologies;
●	TripleTen, an EdTech service that equips people with in-demand tech skills;
●	a data center located in Finland; and
●	minority investments in other technology businesses.

These businesses are building an AI-focused suite of services and solutions initially to target markets in Europe, the US, Asia and the Middle East.

YNV intends to retain a portion of the net cash consideration from the Disposition (after adjustments, applicable taxes and other expenses) to finance the development of the retained international businesses, and ultimately to return a significant proportion of such net proceeds to its remaining shareholders, likely through a share repurchase offer. Any decision regarding the timing and amount of such a return of capital to shareholders will be made following the second closing and after the initial claims period under the purchase agreement, likely towards the end of the year. Such potential share repurchase has not been reflected in the pro forma financial statements.

YANDEX N.V.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

		As of December 31, 2023
	Historical Yandex N.V.*	Target perimeter (a)	Transaction adjustments		Pro Forma	Pro Forma
	RUB	RUB	RUB		RUB	USD
ASSETS
Cash and cash equivalents	96,519	(86,104)	229,885	(b)	240,300	2,679.3
Accounts receivable, net	85,444	(85,035)	—		409	4.6
Sales financing receivable	21,916	(21,916)	—		—	—
Prepaid expenses	19,818	(17,252)	—		2,566	28.6
Inventory	21,276	(21,225)	—		51	0.6
Funds receivable	13,178	(13,059)	—		119	1.3
VAT reclaimable	29,560	(28,114)	—		1,446	16.1
Other current assets	23,184	(22,028)	—		1,156	12.9
Total current assets	310,895	(294,733)	229,885		246,047	2,743.4
Property and equipment	193,918	(182,035)	—		11,883	132.5
Operating lease right-of-use assets	35,522	(33,846)	—		1,676	18.7
Intangible assets	28,361	(27,952)	—		409	4.6
Content assets	26,625	(26,625)	—		—	—
Goodwill	142,840	(142,840)	—		—	—
Equity method investments	731	(154)	—		577	6.4
Investments in non-marketable equity securities	8,278	(11)	—		8,267	92.2
Deferred tax assets	9,723	(9,376)	—		347	3.9
Other non-current assets	29,735	(28,689)	—		1,046	11.7
Total non-current assets	475,733	(451,528)	—		24,205	270.0
TOTAL ASSETS	786,628	(746,261)	229,885		270,252	3,013.4
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	193,448	(188,141)	370	(d)	5,677	63.3
Debt, current portion	92,046	(91,435)	—		611	6.8
Income and non-income taxes payable	39,362	(38,293)	38,782	(f)	39,851	444.4
Deferred revenue	22,805	(22,137)	—		668	7.4
Total current liabilities	347,661	(340,006)	39,152		46,807	521.9
Debt, non-current portion	49,438	(49,438)	—		—	—
Deferred tax liabilities	11,463	(11,463)	—		—	—
Operating lease liabilities	25,556	(24,689)	—		867	9.7
Finance lease liabilities	27,600	(27,600)	—		—	—
Other accrued liabilities	28,618	(28,599)	—		19	0.2
Total non-current liabilities	142,675	(141,789)	—		886.0	9.9
Total liabilities	490,336	(481,795)	39,152		47,693	531.8
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—		—	—
Ordinary shares (see Notes)	282	—	—		282	3.1
Treasury shares at cost (see Notes)	(1,393)	—	(219,766)	(b) (c)	(221,159)	(2,465.8)
Additional paid-in capital	87,235	(264,466)	264,466	(a)	87,235	972.6
Accumulated other comprehensive income / (loss)	16,575	—	(23,372)	(e)	(6,797)	(75.8)
Retained earnings	193,577	—	169,405	(d) (e) (f)	362,982	4,047.3
Total equity attributable to Yandex N.V.	296,276	(264,466)	190,733		222,543	2,481.4
Noncontrolling interests	16	—	—		16	0.2
Total shareholders’ equity	296,292	(264,466)	190,733		222,559	2,481.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	786,628	(746,261)	229,885		270,252	3,013.4

* Derived from audited consolidated financial statements as filed on Form 20-F

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Year ended December 31, 2023
	Historical Yandex N.V.*	Target perimeter (g)	Management’s Adjustments (l)	Pro forma	Pro forma
	RUB	RUB	RUB	RUB	$
Revenues	800,125	(798,349)	—	1,776	19.8
Operating costs and expenses:
Cost of revenues	360,033	(357,303)	—	2,730	30.4
Product development	102,991	(93,538)	—	9,453	105.4
Sales, general and administrative	267,552	(252,524)	—	15,028	167.6
Depreciation and amortization	39,952	(37,597)	—	2,355	26.3
Goodwill impairment	1,136	(1,136)	—	—	—
Total operating costs and expenses	771,664	(742,098)	—	29,566	329.7
Income / (loss) from operations	28,461	(56,251)	—	(27,790)	(309.9)
Interest income	5,637	(5,319)	—	318	3.5
Interest expense	(10,863)	10,863	—	—	—
Loss from equity method investments	(1,602)	515	—	(1,087)	(12.1)
Other income/(loss), net	21,514	(22,173)	228	(431)	(4.8)
Net income / (loss) before income taxes	43,147	(72,365)	228	(28,990)	(323.3)
Income tax expense	21,372	(21,145)	—	227	2.5
Net income / (loss)	21,775	(51,220)	228	(29,917)	(325.8)
Net income attributable to noncontrolling interests	(1,905)	1,905	—	—	—
Net income / (loss) attributable to Yandex N.V.	19,870	(49,315)	228	(29,917)	(325.8)
Net income / (loss) per Class A and Class B share:
Basic	53.58			(153.99)	(1.72)
Diluted	53.26			(153.99)	(1.72)

Weighted average number of Class A and Class B shares used in per share computation
Basic	370,839,686			189,741,101	189,741,101
Diluted	373,059,228			189,741,101	189,741,101

* Derived from audited consolidated financial statements as filed on Form 20-F

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Year ended December 31, 2022
	Historical Yandex N.V.*	Target perimeter (g)	Management’s Adjustments		Pro forma	Pro forma
	RUB	RUB	RUB		RUB	$
Revenues	521,699	(520,801)	—		898	10.0
Operating costs and expenses:
Cost of revenues	233,219	(230,785)	—		2,434	27.1
Product development	72,278	(68,495)	—		3,783	42.2
Sales, general and administrative	172,092	(168,504)	—		3,588	40.0
Depreciation and amortization	30,874	(28,951)	—		1,923	21.4
Total operating costs and expenses	508,463	(496,735)	—		11,728	130.7
Income from operations	13,236	(24,066)	—		(10,830)	(120.7)
Interest income	4,723	(4,658)			65	0.7
Interest expense	(3,396)	2,475	921	(k)	—	—
Gain on restructuring of convertible debt	9,305	—	(9,305)	(k)	—	—
Effect of the News and Zen deconsolidation	38,051	(38,051)	—		—	—
Loss from equity method investments	(929)	(9)	—		(938)	(10.5)
Other income/(loss), net	(9,359)	2,548	(11,538)	(l)	369	4.1
Net income before income taxes	70,349	(61,761)	(19,922)		(11,334)	(126.4)
Income tax expense	22,734	(22,160)	(496)	(l)	78	0.9
Net income	47,615	(39,601)	(19,426)		(11,412)	(127.3)
Net income attributable to noncontrolling interests	(8,150)	8,150	—		—	—
Net income attributable to Yandex N.V.	39,465	(31,451)	(19,426)		(11,412)	(127.3)
Net income per Class A and Class B share:
Basic	107.24				(60.29)	(0.86)
Diluted	82.53				(60.29)	(0.86)

Weighted average number of Class A and Class B shares used in per share computation
Basic	368,020,254				189,294,368	189,294,368
Diluted	377,020,285				189,294,368	189,294,368

* Derived from audited consolidated financial statements as filed on Form 20-F

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31, 2021
	Historical Yandex N.V.*	Target perimeter (g)	Management’s Adjustments (k)	Transaction adjustments	Pro forma	Pro forma

	RUB	RUB	RUB	RUB	RUB	$
Revenues	356,171	(355,600)	—	—	571	6.4
Operating costs and expenses:
Cost of revenues	173,952	(172,845)	—	—	1,107	12.3
Product development	48,461	(48,179)	—	—	282	3.1
Sales, general and administrative	122,924	(122,302)	—	370	(j) 992	11.6
Depreciation and amortization	24,111	(21,991)	—	—	2,120	23.6
Total operating costs and expenses	369,448	(365,317)	—	370	4,501	50.1
Income from operations	(13,277)	9,717	—	(370)	(3,930)	(43.7)
Interest income	4,615	(4,242)	—	—	373	4.2
Interest expense	(3,711)	807	2,904	—	—	—
Effect from Disposition	—	—	—	131,511	(h) 92,729	1,033.9
				(38,782)	(i)
Loss from equity method investments	6,367	(366)	—	—	6,001	66.9
Other income/(loss), net	(1,217)	2,314	172	—	1,269	14.1
Net income before income taxes	(7,223)	8,230	3,076	92,359	96,442	1,075.4
Income tax expense	7,430	7,020	—	—	410	4.6
Net income	(14,653)	15,250	3,076	92,359	96,032	1,070.8
Net income attributable to noncontrolling interests	(16)	16	—	—	—	—
Net income attributable to Yandex N.V.	(14,669)	15,266	3,076	92,359	96,032	1,070.8
Net income per Class A and Class B share:
Basic	(40.48)				512.69	6.90
Diluted	(40.48)				509.68	6.86

Weighted average number of Class A and Class B shares used in per share computation
Basic	362,386,669				187,310,074	187,310,074
Diluted	362,386,669				188,417,681	188,417,681

* Derived from audited consolidated financial statements as filed on Form 20-F

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	Description of the Disposition

On February 4, 2024, Yandex N.V., the Dutch parent company of the Yandex group (“YNV”), entered into a definitive agreement with a purchaser consortium (the “Purchaser”) to sell all of the Yandex group's (the “Yandex Group”) businesses in Russia and certain international markets (the “Disposition” or the “Transaction”). The total consideration for the sale is based on a valuation of RUB 475 billion and is subject to adjustments. The consideration will be payable in a combination of cash and Class A shares of YNV. At least 50% of the consideration will be paid in cash.

Under the terms of the Transaction, YNV will sell its entire interest in IJSC “Yandex”, an international joint stock company incorporated in Russia that holds all of the Yandex Group's assets and operations in Russia and certain international markets (the “Target”). Following the successful completion of the Transaction, YNV will hold no interest in the businesses in Russia. The businesses being sold represented more than 95% of the YNV’s consolidated revenues in the twelve months of 2023, and approximately 95% of the YNV’s consolidated assets and employees. YNV will continue to hold the four international businesses described above (see Future of the YNV Group Post-Divestment), as well as the net cash proceeds of the sale.

The Transaction will be implemented in two closings. The first closing occurred on May 17, 2024 (“First Closing”) when YNV sold a controlling stake of 68% of the common share in the Target to the Purchaser for consideration consisting of a combination of the cash equivalent in Chinese Yuan (CNH) of RUB 229.9 billion and 67.6 million YNV Class A shares. At the second closing, the Purchaser is expected to pay for the remaining stake of the Target in a combination of YNV Class A shares and cash (“Second Closing”). The Second Closing is expected to occur within approximately seven weeks following first closing (in the first half of July). The cash consideration will be paid in CNH. Although YNV has negotiated contractual protections with a view to ensuring that the second closing occurs, YNV can provide no assurance in this regard. International or Russian legislative, regulatory or sanctions developments could prevent the parties from effecting the second closing. Moreover, in the event that the purchaser breaches its obligations to effect the second closing, YNV would have contractual rights to seek recourse but may be unable to obtain specific performance or other injunctive relief, and may not be able to obtain cash compensation in a sufficient amount or at all.

2.	Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial information has been prepared to illustrate the effect of the Disposition and has been prepared for informational purposes only.

The unaudited pro forma condensed consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”  Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the Transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected to present both Management’s Adjustments and Transaction Accounting Adjustments in the unaudited pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 give effect to the Disposition as if it had occurred on January 1, 2021 and give effect to both the First and Second Closings. The unaudited pro forma condensed combined balance sheet as of December 31, 2023 gives effect to the Disposition as if it had occurred on December 31, 2023 and gives effect to both the First and Second Closings. The unaudited pro forma condensed combined balance sheet and statement of operations assume that the consideration to be received at the Second Closing consists solely of YNV Class A shares. The actual mix of YNV Class A shares and cash consideration received at the Second Closing will depend on the number of YNV Class A shares delivered by the Purchaser and will differ from these estimates.

The cash consideration to be received at both the First Closing and the Second Closing (if any) will be paid in Chinese Yuan and subsequently exchanged into USD. YNV will be exposed to fluctuations in the RUB, CNH and USD exchange rates, which could be material, until the cash consideration has been settled in USD. The unaudited pro forma condensed consolidated financial statements do not reflect any foreign currency risks resulting from consideration payable in cash.

The unaudited pro forma condensed consolidated financial statements have been compiled using the significant accounting policies set out in the audited consolidated financial statements of YNV for the years ended December 31, 2023, 2022 and 2021.

Convenience Translation

The functional currency of YNV is the USD. YNV has elected the RUB as its reporting currency for purposes of its historical consolidated financial statements. Accordingly, amounts in these pro forma financial statements are denominated in RUB. Translations of amounts from RUB into USD for the convenience of the reader have been made at the exchange rate of RUB 89.6883 to $1.00, the official exchange rate quoted as of December 31, 2023 by the Central Bank of the Russian Federation (except as otherwise stated). No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate. The functional currency and the reporting currency after the Disposition may differ from those in the historical and proforma consolidated financial statements. The Company intends to switch its reporting currency to USD in 2024 after the completion of the Disposition.

Treatment of Outstanding Equity Awards

In connection with the Disposition, YNV has amended certain of YNV's existing equity incentive arrangements. These amendments provide that participants who remain with the Target will, upon future exercise or settlement of outstanding awards, generally receive securities in the Target, rather than in YNV. Unvested awards held by such participants will lapse. Awards held by participants who will continue with YNV and the remaining international businesses will remain outstanding in accordance with their terms. The Company has preliminarily concluded that the modification to the outstanding awards resulting from the amendment to YNV's existing equity incentive arrangements does not result in any incremental share-based compensation expense to be recognized. Accordingly, the proforma consolidated financial statements do not reflect any adjustments related to the amendment of the equity incentive arrangements.

3.	Pro Forma Adjustments

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

The unaudited pro forma condensed consolidated balance sheet as of December 31, 2023 reflects the following adjustments:

a)	Reflects the Target assets and liabilities transferred to the Purchaser pursuant to the Purchase Agreement.
b)	Reflects the proceeds received at the First Closing consisting of cash of RUB 229,885 million ($ 2,563.2 million) and 67.6 million Class A shares of YNV, with an estimated aggregate value of RUB 84,662 million ($ 944.0 million) using the stated price of Class A shares of YNV in the Purchase Agreement of RUB 1,251.8 ($ 13.96) per share. The value per share of Class A shares of YNV is based on the contractual stated value of such shares in the definitive agreement.
c)	Reflects the estimated proceeds related to the Second Closing. The proceeds will be a combination of Class A shares of YNV and cash. These pro forma financial statements reflect the assumption that the proceeds to be received at the Second Closing will consist entirely of Class A shares of YNV with an aggregate value of RUB 135,104 million ($ 1,506.4 million). The value Class A share of YNV is based on the contractual stated value of such shares in the definitive agreement. The actual mix of consideration to be received at the Second Closing will differ from this assumption. If the actual number of Class A shares received at the Second Closing is lower than assumed in the pro forma financial statements, the amount of cash proceeds would increase resulting in a corresponding increase to the cash and cash equivalents after the Disposition. Refer to Note 4 for further details.
d)	Represents adjustments to recognize estimated transaction-related expenses of approximately RUB 370 million ($ 4.1 million) incurred after December 31, 2023.
e)	To reflect the pro forma gain on the Disposition of RUB 208,557 million ($ 2,325.4 million). The pro forma gain on the Disposition is calculated as if the Disposition and the related transactions had occurred on December 31, 2023. The pro forma gain on Disposition is calculated by comparing the purchase price of the Disposition against the net book value of the assets of Target perimeter and adding historical currency translation gains directly attributable to the Target as of December 31, 2023. Historical currency translation gains directly attributable to the Target in the amount of RUB 23,372 million ($ 260.6 million) were reclassified from Accumulated Other Comprehensive Income / (Loss) to earnings, as part of the total estimated gain on disposal. The actual gain on the Disposition may differ significantly due to both changes in the book value of assets and adjustments to the consideration such as financial leakage claims.
f)	Reflects the accrual for the estimated potential withholding tax of RUB 38,782 million ($ 432.4 million) related to the YNV Class A shares received as consideration at the First Closing and the assumed number of YNV Class A shares to be received as consideration at the Second Closing as reflected in adjustment c) above, with an offsetting impact to retained earnings. The tax is expected to be paid from the cash proceeds from the Transaction. The amount presented into pro forma financial statements represents the maximum withholding tax exposure and may be lower based on the number of Class A shares actually received and to the extent that such shares acquired qualify as “temporary investments”, given the Company’s intention and plan to use such shares for its employee equity incentive program and for further financial purposes. YNV can provide no assurance, however, that the Dutch tax authorities will ultimately agree with YNV’s assessment in this regard. The ultimate consideration received in Class A shares and the resulting withholding tax payable by the Company could result in material changes to the unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 reflect the following transaction adjustments:

g)	Reflects the elimination of the historical operating results of the Target including allocation of certain general corporate overhead expenses that were not specifically identifiable as costs of the Target. The pro forma adjustments for the Disposition do not purport to reflect what Target’s results of operations would have been on a stand-alone basis and are not necessarily indicative of future results of operations.
h)	To reflect the pro forma gain on the Disposition of RUB 131,511 million ($ 1,466.3 million). The pro forma gain on the Disposition is calculated as if the Disposition and the related transactions had occurred on January 1, 2021. The pro forma gain on Disposition is calculated by comparing the purchase price of the Disposition against the net book value of the assets of the Target perimeter and adding historical currency translation gains directly attributable to the Target as of January 1, 2021. The actual gain on the Disposition may differ significantly due to both changes in the book and value of assets and adjustments to the consideration such as financial leakage claims.
i)	Reflects the accrual for the estimated potential withholding tax of RUB 38,782 million ($ 432.4 million) related to the YNV Class A shares received as consideration at the First Closing and the assumed number of YNV Class A shares to be received as consideration at the Second Closing as reflected in the adjustment c) above, with an offsetting impact to retained earnings. The tax is expected to be paid from the cash proceeds from the Transaction. The amount presented into pro forma financial statements represents the maximum withholding tax exposure and may be lower based on the number of Class A shares actually received and to the extent that such shares acquired qualify as “temporary investments”, given the Company’s intention and plan to use such shares for its employee equity incentive program and for further financial purposes. YNV can provide no assurance, however, that the Dutch tax authorities will ultimately agree with YNV’s assessment in this regard. The ultimate consideration received in Class A shares and the resulting withholding tax payable by the Company could result in material changes to the unaudited pro forma condensed combined financial information.
j)	Represents the estimated direct and incremental transaction costs that have been incurred or are expected to be incurred by YNV related to the Disposition, including legal, accounting and other fees, subsequent to December 31, 2023 which are not reflected in the historical statements of operations through December 31, 2023.

Management’s Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2022 reflect the following management adjustments:

k)	To reflect the impact of the Transaction as of January 1, 2021 on the gain on restructuring of convertible debt and related interest expense. Had the Disposition occurred on January 1, 2021, the Company would have settled the convertible debt at that time. Therefore, the gain on restructuring of convertible debt and interest accrued would not have occurred during the pro forma period if the Transaction had occurred. The Company eliminated these amounts from the pro forma results.
l)	Represents the elimination of certain foreign exchange gains and losses from intercompany settlements denominated in Russian Ruble, net of tax. Had the Disposition occurred on January 1, 2021, the Company would have settled such intercompany balances before the Transaction occurred.

There were no other management adjustments reflected in the unaudited pro forma condensed consolidated statement of operations for the periods ended December 31, 2021, 2022 and 2023.

4.	Proforma Capitalization and Shareholder’s Equity

At the Second Closing, the Purchaser will pay for the remaining stake of the Target in a combination of YNV Class A shares and cash. The actual number of Class A shares and amount of cash that the Company will receive at the Second Closing is unknown. The unaudited proforma condensed financial statements reflects the assumption that the Second Closing proceeds consist entirely of Class A shares of YNV. The below table reflects the impact on the proforma balance sheet as of December 31, 2023 if the Second Closing consideration is paid 100%, 50% and nil in cash, respectively:

	Pro Forma – 100% Cash/0% Shares		Pro Forma – 50% Cash / 50% Shares		Pro Forma – 0% Cash / 100% Shares *
	RUB	$	RUB	$	RUB	$
Cash and Cash Equivalents	364,989	4,069.5	297,437	3,316.3	229,885	2,563.2
Income and non-income taxes payable	14,940	166.6	26,861	299.5	38,782	432.4
Treasury shares at cost	84,662	944.0	152,214	1,697.1	219,766	2,450.3
Retained Earnings	193,247	2,154.7	181,326	2,021.7	169,405	1,888.8

*As presented in pro forma financial statements

The below table reflects the impact on the YNV ordinary share capital structure as of December 31, 2023 if the Second Closing consideration is paid 100%, 50% and nil in cash, respectively. The number of Class A shares received as consideration at the First Closing is the same in all scenarios.

	Historical Yandex NV	Pro Forma – 100% Cash / 0% Shares	Pro Forma – 50% Cash / 50% Shares	Pro Forma – 0% Cash / 100% Shares
Ordinary Shares:
Class A: (Par €0.01)
Authorized	500,000,000	500,000,000	500,000,000	500,000,000
Issued	326,342,270	326,342,270	326,342,270	326,342,270
Outstanding	325,783,607	258,151,485	204,187,430	150,223,375

Class B: (Par €0.10)
Authorized	37,138,658	37,138,658	37,138,658	37,138,658
Issued	35,698,674	35,698,674	35,698,674	35,698,674
Outstanding	35,698,674	35,698,674	35,698,674	35,698,674

Class C: (Par €0.09)
Authorized	37,748,658	37,748,658	37,748,658	37,748,658
Issued	—	—	—	—
Outstanding	—	—	—	—

Treasury Shares:
Class A:	558,663	68,190,785	122,154,840	176,118,895

5.	Pro Forma Shareholder’s Equity and Net Income / (Loss) Per Share

The calculation of pro forma basic and diluted net loss per ordinary share of YNV for the years ended December 31, 2023, 2022 and 2021 assumes that the Disposition had occurred on January 1, 2021. The number of Class A shares that is outstanding in the respective periods has been reduced by the amount of the consideration that is assumed to be satisfied in the form of Class A shares. The actual number of Class A shares received will differ from such assumptions.

	Year ended December 31, 2023
(amounts in millions, except share and per share amounts)	Class A RUB	Class A $	Class B RUB	Class B $
Pro forma net loss allocated for basic	(23,720)	(264.5)	(5,497)	(61.3)
Reallocation of net loss as a result of conversion of Class B to Class A shares	(5,497)	(61.3)	—	—
Pro forma net loss allocated for diluted	(29,217)	(325.8)	(5,497)	(61.3)

Historical weighted average common shares outstanding	335,141,012	335,141,012	35,698,674	35,698,674
Consideration Shares included in purchase consideration	(175,560,232)	(175,560,232)	—	—
Other pro forma impacts from the Disposition	(5,538,353)	(5,538,353)	—	—
Pro forma weighted average number of shares - basic	154,042,427	154,042,427	35,698,674	35,698,674
Conversion of Class B to Class A shares	35,698,674	35,698,674	—	—
Pro forma weighted average ordinary shares used in per share computation—diluted	189,741,101	189,741,101	35,698,674	35,698,674
Pro forma net loss per share attributable to ordinary shareholders:
Basic	(153.99)	(1.72)	(153.99)	(1.72)
Diluted	(153.99)	(1.72)	(153.99)	(1.72)

	Year ended December 31, 2022
(amounts in millions, except share and per share amounts)	Class A RUB	Class A $	Class B RUB	Class B $
Pro forma net loss allocated for basic	(9,260)	(103.3)	(2,152)	(24.0)
Reallocation of net loss as a result of conversion of Class B to Class A shares	(2,152)	(24.0)	—	—
Pro forma net loss allocated for diluted	(11,412)	(127.3)	(2,152)	(24.0)

Historical weighted average common shares outstanding	332,321,580	332,321,580	35,698,674	35,698,674
Consideration Shares included in purchase consideration	(175,560,232)	(175,560,232)	—	—
Other pro forma impacts from the Disposition	(3,165,654)	(3,165,654)	—	—
Pro forma weighted average number of shares - basic	153,595,694	153,595,694	35,698,674	35,698,674
Conversion of Class B to Class A shares	35,698,674	35,698,674	—	—
Pro forma weighted average ordinary shares used in per share computation—diluted	189,294,368	189,294,368	35,698,674	35,698,674
Pro forma net loss per share attributable to ordinary shareholders:
Basic	(60.29)	(0.86)	(60.29)	(0.86)
Diluted	(60.29)	(0.86)	(60.29)	(0.86)

	Year ended December 31, 2021
(amounts in millions, except share and per share amounts)	Class A RUB	Class A $	Class B RUB	Class B $
Pro forma net income allocated for basic	77,727	866.6	18,305	204.2
Reallocation of net income as a result of conversion of Class B to Class A shares	18,305	204.2	—	—
Reallocation of net income to Class B shares	—	—	(108)	(1.2)
Pro forma net loss allocated for diluted	96,032	1,070.8	18,197	202.0

Historical weighted average common shares outstanding	326,683,201	326,683,201	35,703,468	35,703,468
Consideration Shares included in purchase consideration	(175,560,232)	(175,560,232)	—	—
Other pro forma impacts from the Disposition	483,636	483,636	—	—
Pro forma weighted average number of shares - basic	151,606,606	151,606,606	35,703,468	35,703,468
Conversion of Class B to Class A shares	35,703,468	35,703,468	—	—
Share-Based Awards	1,107,607	1,107,607	—	—
Pro forma weighted average ordinary shares used in per share computation—diluted	188,417,681	188,417,681	35,703,468	35,703,468
Pro forma net income per share attributable to ordinary shareholders:
Basic	512.69	6.90	512.69	6.90
Diluted	509.68	6.86	509.68	6.86